ADINO ENERGY CORPORATION

2500 CityWest Blvd, Ste 300
Houston, TX 77042

281.209.9800 office   281.436.6036 fax

April 17, 2009

Attn: Sandy Eisen
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

RE:	Adino Energy Corporation
Form 10K for Fiscal Year Ended December 31, 2008
Filed March 18, 2009

Dear Ms. Eisen:

We are in receipt of your correspondence of April 10, 2009 regarding the above filing, and are submitting our response herein. Our response below is keyed to the letter item in your letter of April 10, 2009:

Exhibits 31-1 and 31-2, Certifications:

1.           We have revised this item in response to your comments and are re-filing theappropriate exhibits.

We acknowledge the following:

•	We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings.

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We apologize for the oversight in the conversion from 10-KSB to 10-K.

Sincerely,

/s/ Timothy G. Byrd, Sr.
Timothy G. Byrd, Sr.
Chief Executive Officer